Exhibit 99.1
1. Shinhan Card’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On August 23, 2013, the board of directors of Shinhan Card, our wholly-owned card subsidiary, made a resolution to hold an extraordinary shareholders’ meeting as follows:

1) Date and Time: August 23, 2013, 11:30 in Seoul Time

2)	Venue: Conference room, 21th floor, Post Tower Building B, 21, Chungmoo-ro 1ga, Jung-gu, Seoul, Republic of Korea

3)	Agenda:

i) Appointment of a Director: Mr. Sung Ho Wi

ii)	Appointment of a Chief Executive Officer: Mr. Sung Ho Wi

2. Shinhan Card’s Extraordinary Shareholders’ Meeting Result

On August 23, 2013, Shinhan Card, our wholly-owned card subsidiary, held an extraordinary shareholders’ meeting and two agendas listed below were approved.

1)	Agenda:

i) Appointment of a Director: Mr. Sung Ho Wi

ii)	Appointment of a Chief Executive Officer: Mr. Sung Ho Wi